

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 20, 2015

Christian S. Kendall
Chief Executive Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re: Noble Midstream Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2015**
> **CIK No. 0001647513**

Dear Mr. Kendall:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please revise your disclosure here and elsewhere as appropriate to quantify the portion of the acreage in your core and growth assets, as well as the portion of the acreage acquired from Rosetta Resources Inc., that is subject to pre-existing dedications that require Noble to use third parties for midstream services.

3.   If you retain it, please provide us with supplemental support for your statement that Noble "anticipates a compounded annual production growth rate from its newly acquired Eagle Ford Shale and Permian Basin assets over the next several years of approximately 15% in aggregate." In that regard, we note your disclosure at page 29 that Noble "may be precluded from offering us the opportunity to provide midstream services on this acreage."

Business Strategies, page 5

4.   Please revise the discussion you provide entitled "Focusing on stable, fixed fee arrangements" to clarify that your commercial agreements with Noble are not subject to minimum volume commitments. We note the related disclosures at pages 24 and 93.

The Transactions, page 10

5.   You disclose that "Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as held by Noble by the number to be purchased by the underwriters in connection with such exercise." If the option is not exercised in full, please explain to us whether the issuance of the additional units to Noble will be pursuant to an exemption from registration. If so, please identify the exemption.

Cash Distribution Policy and Restrictions on Distributions, page 60

6.   You indicate at page 62 that you believe "Noble will be incentivized to promote and support the successful execution of our business strategies, including by providing us with direct or indirect financial assistance…." If you retain this assertion, please provide examples of the types of financial assistance contemplated. We note the disclosure under "Liquidity and Financing Arrangements" at page 101 indicating that you have no commitments from Noble in that regard and that you anticipate that the other listed sources of liquidity will generate enough cash to cover the distributions and your working capital and capital expenditure requirements.

Our Minimum Quarterly Distribution, page 62

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2016, page 67

7.   We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2016. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

<u>Significant Forecast Assumptions, page 69</u>

<u>Revenue, page 70</u>

8.   Please revise your disclosure here and elsewhere as appropriate to discuss the potential impact a sustained commodity price decline could have on your cash flows. Please also discuss the potential impact on your forecasted revenue stream of any reduction in volume for your services to the extent projected new production rates and investments by Noble decrease due to the recent decline in commodity prices. In that regard, we note your disclosure on page 27 that Noble's demand for your midstream services is tied to its production levels, which is driven by commodity prices for crude oil and natural gas.

<u>Provisions of our Partnership Agreement relating to Cash Distributions, page 74</u>

<u>Noble's Right to Reset Incentive Distribution Levels, page 81</u>

9.   Please revise the headings in your tabular disclosure on page 84 to clarify that the information is presented "after" rather than "prior" to reset.

<u>Business, page 118</u>

<u>Our Commercial Agreements with Noble, page 138</u>

10.   Please expand your disclosure to summarize the material terms of your commercial agreements, including pricing, volume, expansion commitments, acreage, release and termination provisions.

11.   We note the disclosure that if you and Noble are unable to agree on the redetermination of fees charged under your various systems on an annual basis the prior fee will remain in effect. Please enhance your disclosure by describing the procedures by which fee redetermination occurs, including whether Noble essentially has "veto" power in that regard due to the default fee provision.

<u>Management, page 150</u>

<u>Compensation of our Officers and Directors, page 153</u>

12.   Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note that you disclose at page 40 that there could be material competition for the time and effort of the officers and employees who provide services to both your general partner and Noble and, to the extent there is insufficient attention to management and operation of your business, your operations may be materially adversely affected.

13.   You disclose that you expect that compensation for your general partner's executive officers in 2015 will continue to be determined and structured under Noble's compensation programs. Please clarify, if true, that you will compensate Noble for any services of employees and executive officers pursuant to the secondment agreement.

Certain Relationships and Related Party Transactions, page 159

Agreements with our Affiliates in Connection with the Transactions, page 160

14.   Please disclose the material terms of your secondment agreement.

Our Partnership Agreement, page 178

Applicable Law; Exclusive Forum, page 190

15.   Please expand your disclosure regarding the fee-shifting provision to clarify the following:
*   the "persons" who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior stockholder;
*   the meaning of the term "substantially achieves, in substance and amount;"
*   the parties who may be allowed to recover their fees, costs and expenses, including who could be deemed to be your "affiliate" in this context; and
*   whether you intend to apply the provision to claims under the federal securities laws.
Please also file your First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP. We may have additional comments upon review.

Material Federal Income Tax Consequences, page 194

16.   We note you have requested a ruling from the IRS as to whether income derived from your water-related activities constitutes qualifying income. Please provide updated disclosure regarding the status of the request. If the receipt of an adverse decision from the Internal Revenue Service regarding the request would impact your ability to rely on counsel's opinion, please revise to make this clear.

Financial Statements

General

17.   Please update your historical and pro forma financial statements to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Closing Comments

       To expedite the processing of your filing, please supply the partnership agreement (identified as "Appendix A") and all the omitted exhibits, and eliminate incomplete disclosures, once the information or documents become available. For example, we note that you have not provided the omnibus agreement, the multiple "fee-based commercial agreements" referenced at page 92, or the particulars of the new credit facility. Also please disclose when Mr. Willingham joined Noble and was promoted to VP of Strategic Planning, the identity of the audit committee members, and the particulars regarding director compensation.

       Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

       If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos
       Andrews Kurth LLP